Exhibit 10.1

BOTTOMLINE TECHNOLOGIES, INC.
EXECUTIVE EMPLOYMENT AGREEMENT

This Agreement is made between Bottomline Technologies, Inc., a Delaware corporation (the “Company”) and Bruce Bowden (the “Executive”).

In consideration of the Company’s employment of the Executive on the terms set forth herein, the Company and the Executive agree as follows:

1.Terms of Employment.

a.The Company will employ the Executive in the position of Chief Financial Officer, reporting to the Chief Executive Officer. The position will be based out of the Company’s Portsmouth, NH office and will commence on March 1, 2021.

b.The Company will pay the Executive at an annual rate of $325,000, payable per semi-monthly period at $13,541.67. Pay dates are the 15th and last day of each month. The Executive shall be eligible to receive salary increases. Any such increases shall be at the discretion of Company management.

c.The Company will grant to the Executive 35,000 shares of Bottomline’s common stock which vest over the next four years (25% after one year and quarterly thereafter) subject to your continued employment at the company and with respect to 35% of the award granted based on the attainment of company performance targets. This award is granted in recognition of the importance of Executive’s role and the contribution he will make to Bottomline’s success. The Executive will receive a similar award annually, expected in August of each year, based on continued performance, and subject to any structural changes generally applied to the executive team. In addition, the Executive will receive 35,000 shares of Bottomline’s common stock which vest over the next four years (25% after one year and quarterly thereafter) with respect to 35% of the award granted based on the attainment of company performance targets as a one-time sign-on award in recognition of equity forfeited as a result of leaving Executives’ current role. Any and all equity awards described herein shall be granted subject to approval by the Company’s board of directors (the “Board”) and the terms of the Company’s 2019 Stock Incentive Plan and applicable award agreement.

d.The Executive will be eligible to receive an annual bonus of $200,000. The payout of any bonus is based on Company performance and the Executive’s individual contribution. Such bonus shall be payable in quarterly installments and it is understood that all bonuses are subject to the Company achieving its financial goals for the quarter and at the discretion of Company management and the Leadership Development and Compensation Committee of the Board of Directors.

2.Participation in Company Benefit Plans.
After meeting any applicable eligibility requirements and waiting periods, the Executive will be entitled to participate in the standard package of Company benefits available from time to time to the Company’s full-time employees. In addition, the Executive will receive four (4) weeks of vacation per calendar year on an accrual basis.

3.Termination of Employment. As the Executive is employed on an “at-will” basis, either the Executive or the Company may terminate the employment relationship and this Agreement at any time. The Company and the Executive further agree:

a.Separation Payments and Benefits Upon Termination for Any Reason. In the event the Executive’s employment is terminated by the Company or by the Executive for any reason, the Executive shall receive (i) any accrued but unpaid base salary, and (ii) accrued but unused vacation time, which shall be paid following the date the Executive’s employment termination takes effect (the “Termination Date”) in accordance with the Company's customary payroll practices. Executive shall also receive reimbursement for unreimbursed business expenses properly incurred by the Executive, which shall be subject to and paid in accordance with the Company's expense reimbursement policy, and such employee benefits, if any, to which the Executive may be entitled under the Company's employee benefit plans as of the Termination Date.

b.Severance Payments and Benefits Upon Termination by the Company for Reasons other than Cause, Death or Disability. In the event the Executive’s employment is terminated by the Company for reasons other than “Cause” (as defined in the Executive Retention Agreement), and provided the Executive executes, delivers and does not revoke a comprehensive release of claims in form and substance as provided by the Company (the “Executive Release”) which Executive Release must become irrevocable within sixty (60) days following the Termination Date (or such shorter period as the Company may provide), the Executive shall receive (i) a severance payment of six months’ base salary, less applicable withholdings, at such base salary amount as in effect on the Termination Date, payable in installments over a period of six months, (ii) six months of continued vesting of your outstanding unvested equity awards from the Termination Date, (iii) provided the Executive timely elects and remains eligible for benefits continuation pursuant to the federal “COBRA” laws, for up to six months after the Termination Date (the “COBRA Continuation Period”), the Company will pay any difference between the premiums for health continuation coverage and the amount for which the Executive would otherwise be responsible with respect to the medical and dental coverage elected; provided, however, that the COBRA Continuation Period shall not extend beyond the date on which the Executive becomes covered under another employer insurance plan providing coverage that is substantially similar in the aggregate or greater. After the continuation period, the Executive will receive notice of his opportunity to elect continuation coverage under the Consolidated Omnibus Reconciliation Act of 1985, if any, provided the Executive pays the full COBRA premium; and (iv) subject to (ii) above, the treatment of any outstanding long-term incentive awards shall be determined in accordance with the terms of the long-term incentive plan and the applicable award agreements. The Company shall commence, as applicable, the payments under this Section 3(b) on the first payroll date following the date the Executive Release becomes irrevocable (such date, the “Payment Commencement Date”) provided, however, that if the 60th day following the Termination Date falls in the calendar year following the year of the Executive’s termination of employment, the Payment Commencement Date shall be the first payroll date occurring in such later calendar year; and provided further that the payment of any amounts pursuant to the this Section 3(b) shall be subject to the terms and conditions set forth in Section 11.

c.Termination by the Company for Cause. In the event the Executive is terminated by the Company for “Cause” (as defined in the Executive Retention Agreement), the Executive’s employment may be terminated with immediate effect and the Executive will be entitled only to the payments and benefits described in paragraph 3(a) above.

d.Termination by the Executive. The Executive agrees he shall provide the Company at least 90 days’ notice of resignation, in the event he chooses to terminate his employment for any reason. During such notice period, Executive shall continue to perform all of his duties in accordance with the provisions of this Agreement. The Company shall have the option, but not the obligation, to accelerate Executive’s termination to become effective at any time prior to the end of such notice period, in which case, Executive shall be entitled to payment of Base Salary through the Termination Date (and not through the end of the notice period).

e.Termination by Reason of Death or Disability. The Executive’s employment shall automatically terminate upon Executive’s death or upon the Company’s determination of Executive’s Disability. “Disability” shall mean any mental or physical incapacity that results in Executive being unable to substantially perform Executive’s duties hereunder for 90 consecutive days, or for shorter periods aggregating 120 days in any 12-month period. In the event of Death or Disability, any unvested equity grants will vest for the benefit of the Executive, or the Executive’s heirs, executors and estate.

f.Termination as a result of a Change in Control. In the event the Executive is terminated as a result of a change in control, the Executive shall not be entitled to any payments described in this Section 3 and instead the terms of the Executive Retention Agreement, attached hereto at Exhibit A, shall govern.

g.Resignation from all Appointments. In the event of termination of the employment in accordance with this Section (other than in connection with Executive’s death or Disability), Executive agrees to cooperate with the Company in order to ensure an orderly transfer of Executive’s duties and responsibilities including, without limitation, to resign, effective on the Termination Date, from all positions that Executive holds as an officer or member of the board of directors (or a committee thereof) of the Company or any of its affiliates.

4.Proprietary Information.

a.The Executive agrees that all information, whether or not in writing, of a private, secret or confidential nature concerning the Company’s business, business relationships or financial affairs (collectively, “Proprietary Information”) is and shall be the exclusive property of the Company. By way of illustration, but not limitation, Proprietary Information may include inventions, products, processes, methods, techniques, formulas, compositions, compounds, projects, developments, plans, research date, clinical data, financial data, personnel data, computer programs, customer and supplier lists, and contacts at or knowledge of customers or prospective customers of the Company. The Executive will not disclose any Proprietary Information to any person or entity other than employees of the Company or use the same for any purposes (other than in the performance of his duties as an employee of the Company) without written approval by an officer of the Company, unless and until such Proprietary Information has become public knowledge without fault by the Executive. In the event the Executive receives a request to disclose all or any part of the Proprietary Information under the terms of a valid and effective subpoena or order issued by a court of competent jurisdiction, Executive shall (i) immediately notify the Company of the existence, terms and circumstances surrounding such a request, (ii) consult with the Company on the advisability of taking legally available steps to resist or narrow such request, (iii) cooperate with the Company in its efforts to resist or narrow such request and (iv) if disclosure of such information is required, exercise your commercially reasonable efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to such information.

b.The Executive agrees that all files, letters, memoranda, reports, records, data, sketches, drawings, laboratory notebooks, program listings, or other written, photographic, or other tangible material containing Proprietary Information, whether created by the Executive or others, which shall come into his custody or possession, shall be and are the exclusive property of the Company to be used by the Executive only in the performance of his duties for the Company. All such materials or copies thereof and all tangible property of the Company in the custody or possession of the Executive shall be delivered to the Company, upon the earlier of (i) a request by the Company or (ii) discontinuation of his contract. After such delivery, the Executive shall not retain any such materials or copies thereof or any such tangible property.

c.The Executive agrees that his obligation not to disclose or to use information and materials of the types set forth in paragraphs (a) and (b) above, and his obligation to return materials and tangible property, set forth in paragraph (b) above, also extends to such types of information, materials and tangible property of the customers of the Company or suppliers to the Company or other third parties who may have disclosed or entrusted the same to the Company or to the Executive.

5.Defend Trade Secrets Act Notice. Pursuant to the Defend Trade Secrets Act of 2016, an individual may not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (i) is made (A) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (B) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding. Further, an individual who files a lawsuit for retaliation against an employer for reporting a suspected violation of law may disclose the employer’s trade secrets to the attorney and use trade secret information in the court proceeding if the individual: (i) files any document containing the trade secret under seal; and (ii) does not disclose the trade secret, except pursuant to court order.

6.Developments.

a.The Executive will make full and prompt disclosure to the Company of all inventions, improvements, discoveries, methods, developments, software, and works of authorship, whether patentable or not, which are created, made, conceived or reduced to practice by him/her or under his/her direction or jointly with others during his employment by the Company, whether or not during normal working hours or on the premises of the Company (all which are collectively referred to in this Agreement as “Developments”).

b.The Executive agrees to assign and does hereby assign to the Company (or any person or entity designated by the Company) all his right, title and interest in and to all Developments and all related patents, patent applications, copyrights and copyright applications. However, this paragraph 6(b) shall not apply to Developments which do not relate to the present or planned business or research and development of the Company and which are made and conceived by the Executive not during normal working hours, not on the Company’s premises and not using the Company’s tools, devices, equipment or Proprietary Information. The Executive understands that, to the extent this Agreement shall be construed in accordance with the laws of any state which precludes a requirement in an employment agreement to assign certain classes of inventions made by an employee, this paragraph 6(b) shall be interpreted not to apply to any invention which a court rules and/or the Company agrees falls within such classes. The Executive also hereby waives all claims to moral rights in any Developments.

c.The Executive agrees to cooperate fully with the Company, both during and after his service with the Company, with respect to the procurement, maintenance and enforcement of copyrights, patents and other intellectual property rights (both in the United States and foreign countries) relating to Developments. The Executive shall sign all papers, including, without limitation, copyright applications, patent applications, declarations, oaths, formal assignments, assignments of priority rights, and powers of attorney, which the Company is unable, after reasonable effort, to secure the signature of the Executive on any such papers, any executive officer of the Company shall be entitled to execute any such papers as the agent and the attorney-in-fact of the Executive, and the Executive hereby irrevocable designates and appoints each executive officer of the Company as her agent and attorney-in-fact to execute any such papers on his behalf, and to take any and all actions as the Company may deem necessary or desirable in order to protect its rights and interest in any Development, under the conditions described in this sentence.

7.Other Agreements. The Executive hereby represents that, except as the Executive has disclosed in writing to the Company, the Executive is not bound by the terms of any agreement with any previous employer or other party to refrain from using or disclosing any trade secret or confidential or proprietary information in the course of his employment with the Company or to refrain from competing, directly or indirectly, with the business of such previous employer or any other party. The Executive further represents that his performance of all the terms of this Agreement and as an employee of the Company does not and will not breach any agreement to keep in confidence proprietary information, knowledge or data acquired by the Executive in confidence or in trust prior to his employment with the Company, and the Executive will not disclose to the Company or induce the Company to use any confidential or proprietary information or material belonging to any previous employer or others.

8. United States Government Obligations.

The Executive acknowledges that the Company from time to time may have agreements with the other persons or with the United States Government, or agencies thereof, which impose obligations or restrictions on the Company regarding the confidential nature of such work. The Executive agrees to be bound by all such obligations and restrictions which are made known to the Executive and to take all action necessary to discharge the obligations of the Company under such agreements.

9.Non-competition.

a.While the Executive is employed by the Company and for a period of one year after the termination or cessation of such service for any reason, the Executive will not directly or indirectly:

i.as an individual proprietor, partner, stockholder, officer, employee, director, joint venture, investor, lender, consultant, or in any other capacity whatsoever (other than as the holder of not more than one percent of the combined voting power of the outstanding stock of a publicly held company), develop, design, produce, market, sell or render (or assist any other person in developing, designing, producing, marketing, selling or rendering) products or services competitive with those developed, designed, produced, marketed, sold or rendered by the Company while the Executive was employed by the Company; or

ii.solicit, divert or take away, or attempt to divert or to take away, the business or patronage of any of the clients, customers or accounts, or prospective clients, customers or accounts, of the Company which were contacted, solicited or served, or planned to be contacted, solicited or served, by the Executive while employed by the Company.

b.If the Executive violates the provisions of paragraph 9(a), the Executive shall continue to be bound by the restrictions set forth in paragraph 9(a) until a period of one year has expired without any violation of such provisions.

c.In consideration for Executive’s agreement to be bound by this Section 9, the Company agrees to provide the severance payment described in paragraph 3(b), above. Executive agrees that this promise to pay severance is fair and reasonable consideration, which he is not otherwise entitled to receive, in exchange for his promises pursuant to this Section 9. However, in the event Executive breaches his fiduciary duty to the Company or unlawfully takes, physically or electronically, property belonging to the Company, the Company shall not be required to provide continued severance payments to Executive and Executive shall be required to return any severance payments received.

10.Non-solicitation.

a.While the Executive is employed by the Company and for a period of two years after the termination of cessation of such employment for any reason, the Executive will not directly or indirectly recruit, solicit or hire any employee of the Company, or induce or attempt to induce any employee of the Company to terminate his/her employment with, or otherwise cease his/her relationship with, the Company.

b.If the Executive violates the provisions of paragraph 10(a), the Executive shall continue to be bound by the restrictions set forth in paragraph 10(a) until a period of two years has expired without any violation of such provisions.

11.Compliance with Section 409A.

a.This Agreement is intended to comply with Section 409A or an exemption thereunder and shall be construed and administered in accordance with Section 409A. Notwithstanding any other provision of this Agreement, payments provided under this Agreement may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption. Any payments under this Agreement that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. For purposes of Section 409A, each installment payment provided under this Agreement, if any, shall be treated as a separate payment. Any payments to be made under this Agreement upon a termination of employment shall only be made upon a "separation from service" under Section 409A. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this Agreement comply with Section 409A and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by Executive on account of non-compliance with Section 409A.

b.Notwithstanding any other provision of this Agreement, if any payment or benefit provided to Executive in connection with Executive’s termination of employment is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A and Executive is determined to be a "specified employee" as defined in Section 409A(a)(2)(b)(i), then such payment or benefit shall not be paid until the first payroll date to occur following the six-month anniversary of the Termination Date or, if earlier, on the tenth day after the Executive’s death (subject to any delays in payment reasonably required to make a post-death payment while complying with Section 409A) (the “Specified Employee Payment Date”). The aggregate of any payments that would otherwise have been paid before the Specified Employee Payment Date shall be paid to Executive in a lump sum on the Specified Employee Payment Date and thereafter, any remaining payments shall be paid without delay in accordance with their original schedule.

c.All reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A of the Code, including, where applicable, the requirement that (A) any reimbursement shall be for expenses incurred during Executive’s lifetime (or during a shorter period of time specified in this Agreement), (B) the amount of expenses eligible for reimbursement, or in kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in kind benefits to be provided, in any other calendar year, (C) the reimbursement of an eligible expense shall be made on or before the last day of the calendar year following the year in which the expense is incurred and (D) the right to reimbursement or in kind benefits is not subject to liquidation or exchange for another benefit.

12.Miscellaneous.

a.Any payments provided for hereunder shall be paid net of any applicable tax withholding required under federal, state or local law.

b.The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

c.Executive represents and warrants that he understands and agrees that any breach of this Agreement is likely to result in irreparable injury to the Company and that money damages and other remedies at law alone will be inadequate for such breach. Therefore, in addition to any other remedy the Company may have, the Company shall be entitled to enforce this Agreement and shall be entitled to seek both temporary and permanent injunctive relief (to the extent permitted by law), including specific performance, without the necessity of posting a bond or proving actual damages. In the event of a breach of this Agreement and/or the award of injunctive relief, the prevailing party shall be entitled to recover reasonable attorneys’ fees and costs incurred in enforcing the rights under this Agreement.

d.This Agreement, including the Executive Retention Agreement, supersedes all prior employment agreements, written or oral, between the Executive and the Company relating to the subject matter of this Agreement. This Agreement may not be modified, changed or discharged in whole or in part, except by any agreement in writing signed by the Executive and the Company. The Executive agrees that any change or changes in his/her duties, salary or compensation after the signing of this Agreement shall not affect the validity or scope of this Agreement.

e.This Agreement will be binding upon the Executive’s heirs, executors and administrators and will inure to the benefit of the Company and its successors and assigns.

f.No delay or omission by the Company in exercising any right under this Agreement will operate as a waiver of that or any other right. A waiver or consent given by the Company on any one occasion is effective only in that instance and will not be construed as a bar to or waiver of any right on any other occasion.

g.The Executive expressly consents to be bound by the provisions of this Agreement for the benefit of the Company or any subsidiary or affiliate thereof to whose contract the Executive may be transferred without the necessity that this Agreement be re-signed at the time of such transfer.

h.Sections 4 through 12 of this Agreement shall survive the termination of Executive’s employment, and no dispute regarding any other provisions of this Agreement or regarding Executive’s employment or the termination of his employment shall prevent the operation and enforcement of these obligations.

i.This Agreement is governed by and will be construed as a sealed instrument under and in accordance with the laws of the State of New Hampshire. Any claims, disputes or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration in Portsmouth, New Hampshire, in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction.

j.Executive acknowledges that he was given at least 10 days to consider the terms of this agreement and further acknowledges that he has the right to consult with legal counsel prior to signing this Agreement. By signing the Agreement, Executive acknowledges that he has had time to read and understand the terms of this Agreement and to consult with his own legal counsel, not including counsel for the Company, regarding the Agreement prior to its execution. Executive represents that he has actually read and understands this Agreement and all of its terms, and that he us entering into and signing this Agreement knowingly and voluntarily, and that in doing so he is not relying upon any statements or representations by the Company or its agents that are not expressly contained in this Agreement.

THE EXECUTIVE ACKNOWLEDGES THAT HE/SHE HAS CAREFULLY READ THIS AGREEMENT AND UNDERSTANDS AND AGREES TO ALL OF THE PROVISIONS IN THIS AGREEMENT.

BOTTOMLINE TECHNOLOGIES, INC.	EXECUTIVE:

/s/ Robert Eberle	/s/ Bruce Bowden
Name: Robert A. Eberle, President and CEO	Name: Bruce Bowden
Date: February 25, 2021	Date: February 25, 2021